SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

8007T101
(CUSIP Number)

Dinakar Singh

TPG-Axon Management LP

888 Seventh Avenue, 38th Floor

New York, New York 10019

(212) 479-2000

With a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2012
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,454,201 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,454,201 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,454,201 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,454,201 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,454,201 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,454,201 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,352,944 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,352,944 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,352,944 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON TPG-Axon International GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,352,944 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,352,944 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,352,944 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 33,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON Stephen C. Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 11 of 17 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 13, 2012 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed on November 30, 2012 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) TPG-Axon Management LP, a Delaware limited partnership (“TPG-Axon Management”); (ii) TPG-Axon Partners GP, L.P., a Delaware limited partnership (“PartnersGP”); (iii) TPG-Axon GP, LLC, a Delaware limited liability company (“GPLLC”); (iv) TPG-Axon Partners, LP, a Delaware limited partnership (“TPG-Axon Domestic”); (v) TPG-Axon International, L.P., a Cayman Islands exempted limited partnership (“TPG-Axon International”); (vi) TPG-Axon International GP, LLC, a Delaware limited liability company (“InternationalGP”); (vii) Dinakar Singh LLC, a Delaware limited liability company (“Singh LLC”); (viii) Dinakar Singh, a United States citizen (“Mr. Singh” and together with TPG-Axon Management, PartnersGP, GPLLC, TPG-Axon Domestic, TPG-Axon International, InternationalGP and Singh LLC, "TPG-Axon"); and (ix) Stephen C. Beasley, a United States citizen ("Mr. Beasley").

The foregoing persons are sometimes collectively referred to herein as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are based on the information and belief of the Reporting Persons. References herein to the “Shares” are to the shares of Common Stock being reported herein by the Reporting Persons. The Reporting Persons are making a single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 4.

TPG-Axon Management, as investment manager to TPG-Axon Domestic, TPG-Axon International and a managed account (the "Account"), has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic, TPG-Axon International and the Account. InternationalGP is the general partner of TPG-Axon International. PartnersGP is the general partner of TPG-Axon Domestic and the managing member of InternationalGP. GPLLC is the general partner of PartnersGP and TPG-Axon Management. Singh LLC is the managing member of GPLLC. Mr. Singh, an individual, is the managing member of Singh LLC and in such capacity may be deemed to control Singh LLC, GPLLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the securities held by TPG-Axon Domestic and TPG-Axon International. Each of Singh LLC, GPLLC, PartnersGP, InternationalGP and Mr. Singh disclaims beneficial ownership of all of the Shares reported in this Schedule 13D. In addition, Mr. Beasley may be deemed to be the beneficial owner of 3,000 Shares by virtue of his role as trustee of a trust for the benefit of his father. Mr. Beasley disclaims beneficial ownership of all Shares reported in this Schedule 13D as beneficially held by TPG-Axon.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 12 of 17 Pages

(b) The principal business address of each of the Reporting Persons (other than TPG-Axon International and Mr. Beasley) is 888 Seventh Avenue, 38th Floor, New York, New York 10019. The principal business office of TPG-Axon International is c/o Walkers Corporate Services Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal business address of Mr. Beasley is 2 Eaton Court, Houston, Texas 77024.

(c) Mr. Singh is primarily engaged in the business of investment management. The principal business of TPG-Axon Management is to serve as investment manager to the investment funds TPG-Axon Domestic, TPG-Axon International and the Account, the principal business of each of which is to invest in securities. The principal business of InternationalGP is to serve as the general partner of TPG-Axon International. The principal business of PartnersGP is to serve as the general partner of TPG-Axon Domestic and the managing member of InternationalGP. The principal business of GPLLC is to serve as the general partner of PartnersGP and TPG-Axon Management. The principal business of Singh LLC is to serve as a managing member of GPLLC. The principal business of Mr. Beasley is to serve as President and Chief Executive Officer of Eaton Group, Inc., a Houston-based executive leadership and strategic investments firm.

(f) Mr. Singh and Mr. Beasley are United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

TPG-Axon used approximately $205,953,000 (including brokerage commissions) in the aggregate to purchase the Common Stock of TPG-Axon reported in this Schedule 13D. Approximately $21,750 (including brokerage commissions) in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Beasley.

The source of the funds used to acquire the Common Stock of TPG-Axon reported herein is the working capital of TPG-Axon Domestic and TPG-Axon International and margin borrowings described in the following sentence. Such shares of Common Stock are held by TPG-Axon in commingled margin accounts, which may extend margin credit to TPG-Axon from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock of TPG-Axon reported herein.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Beasley is the funds of the family trust for which he serves as trustee and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 13 of 17 Pages

On December 21, 2012, the Issuer filed a Current Report on Form 8-K announcing that it had received written consents, dated December 19, 2012 (the "Initial Consent Date"), from a stockholder of record as of the December 13, 2012 record date established by the Board in connection with the Consent Solicitation relating to the proposals discussed in TPG-Axon's prior SEC filings. The Issuer stated that, as a result of its receipt of such written consents, December 19, 2012 began the 60-day period under Section 228 of the General Corporation Law of the State of Delaware during which consents in connection with the Consent Solicitation must be received in order to be considered in the determination of whether TPG-Axon's proposals are adopted.

On December 24, 2012, TPG-Axon filed a complaint against the Issuer and its directors in the Delaware Court of Chancery asserting that the Issuer's determination that the Initial Consent Date began the 60-day period for the delivery of consents in connection with the Consent Solicitation was invalid.

Also on December 24, 2012, TPG-Axon sent a letter to the Board expressing concern with the self-dealing aspects of certain past transactions between the Issuer and WCT Resources, an investment vehicle established by Mr. Ward for the benefit of his children. In addition, the letter noted the drop in the price of Common Stock following the Issuer's announcement on December 20, 2012 of its sale of certain Permian basin assets.

On December 26, 2012, TPG-Axon filed with the Securities and Exchange Commission (the "SEC") a preliminary consent statement on Schedule 14A in connection with the Consent Solicitation.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated into this Item 5 by reference. As of the close of business on December 24, 2012, the Reporting Persons, collectively, may be deemed to beneficially own, in the aggregate, 33,003,000 Shares, representing approximately 6.7% of the Issuer’s outstanding Common Stock. Such Shares include an aggregate of 33,000,000 Shares beneficially owned by TPG-Axon through ownership of the Shares by TPG-Axon Domestic, TPG-Axon International and the Account, representing approximately 6.7% of the Issuer’s outstanding Common Stock. In addition, such Shares include an aggregate of 3,000 Shares which may be deemed to be beneficially owned by Mr. Beasley, representing approximately 0.0% of the Issuer’s outstanding Common Stock. The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 490,475,672 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012 filed with the SEC on November 9, 2012.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected by any of the Reporting Persons since the filing of Amendment No. 1.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 14 of 17 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

As described in Item 2 above, the Reporting Persons are parties to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Exhibit	Description
	4	Joint Filing Agreement, dated December 26, 2012.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 15 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 26, 2012

TPG-AXON MANAGEMENT LP
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS GP, L.P.
By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON PARTNERS, LP
By: TPG-Axon Partners GP, L.P., general partner

By: TPG-Axon GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
TPG-AXON INTERNATIONAL GP, LLC
/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 16 of 17 Pages

TPG-AXON INTERNATIONAL, L.P.
By: TPG-Axon International GP, LLC, general partner

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Chief Executive Officer
DINAKAR SINGH LLC

/s/ Dinakar Singh
Name: Dinakar Singh
Title: Managing Member

/s/ Dinakar Singh
Dinakar Singh

/s/ Stephen C. Beasley
Stephen C. Beasley

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 17 of 17 Pages

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

TPG-Axon Domestic

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/30/2012	949,000	5.8605
12/3/2012	475,605	5.9786
12/3/2012	(68,618)	6.08
12/5/2012	188,700	6.4297
12/5/2012	188,700	6.4433
12/6/2012	9,435	6.8
12/6/2012	188,700	6.5477
12/6/2012	367,965	6.7003
12/10/2012	(607,695)	6.8799

TPG-Axon International

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/30/2012	1,341,250	5.8605
12/3/2012	663,251	5.9786
12/3/2012	(349,782)	6.08
12/5/2012	263,150	6.4297
12/5/2012	263,150	6.4433
12/6/2012	13,157	6.8
12/6/2012	263,150	6.5477
12/6/2012	513,142	6.7003
12/10/2012	(846,725)	6.8799

Account

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/30/2012	209,750	5.8605
12/3/2012	121,359	5.9786
12/3/2012	418,400	6.08
12/5/2012	48,150	6.4297
12/5/2012	48,150	6.4433
12/6/2012	2,408	6.8
12/6/2012	93,893	6.7003
12/6/2012	48,150	6.5477
12/10/2012	(155,795)	6.8799

Mr. Beasley

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
12/7/2012	3,000	7.25